January 13, 2026

Patrick Mooney
Chief Executive Officer
SpyGlass Pharma, Inc.
27061 Aliso Creek Rd.
Suite 100
Aliso Viejo, CA 92656

       Re: SpyGlass Pharma, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 10, 2025
           CIK No. 0001778922
Dear Patrick Mooney:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 1, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Prospectus Summary, page 1

1. We note your response to comment 1 and reissue it in part. Please revise to provide appropriate sources for relevant statements throughout the filing, or characterize the same as management's opinions or beliefs, where appropriate. As an example only, please provide sources for the below statements:
           " . . . approximately 45% of patients taking topical bimatoprost drops reported conjunctival hyperemia as a side effect of treatment, based on third party data;"
           " . . . cataract surgery [is] one of the most frequently performed outpatient procedures in ambulatory surgery centers (ASCs) in the United States
.. . . . We
           estimate that the total addressable market in the United States for the BIM-IOL
 January 13, 2026
Page 2

           System is approximately $13 billion based on . . . existing implant pricing for treatment of OAG and OHT;"
             "Even when patients describe taking their glaucoma drops as prescribed, studies have shown that less than 5% of the administered dose penetrates the eye and reaches the target tissue;" and
             "We estimate that a limited number of cataract surgeons and ASCs perform approximately half of all cataract surgery procedures performed in the United
           States each year."

       For the third bullet, please revise to name the devices you are using to support your implant pricing. Tell us the reason for referencing existing implant pricing when elsewhere you state that you anticipate that use of the BIM-IOL System, a "drug-led, drug-device combination product," "will . . . leverage an existing Category I Current
       Procedural Terminology (CPT) codes for the cataract surgery and a new J-code for the physician-administered drug" and "no separate marketing application for the device components of such [combination] product candidates will be required in the United
       States." Revise as necessary to clarify.
Exhibits

2.     Please tell us why you deleted the Board Offer Letters with Elizabeth O
 Farrell
       and Bilal Khan from the Exhibit Index. We note the O   Farrell Agreement
is described
       on page 155.
       Please contact Christie Wong at 202-551-3684 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Ben Capps, Esq.